1900 K Street NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 212 261 3333 Fax www.dechert.com
Harry S. Pangas harry.pangas@dechert.com +1 202 261 3466 Direct

May 23, 2025

VIA EDGAR

Christian Sandoe

Assistant Director

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trinity Capital Inc. (Commission File No. 001-39958)
Request for Non-Objection to Use of Form N-2

Dear Mr. Sandoe:

This letter is being filed on behalf of Trinity Capital Inc. (the “Fund”), an internally managed business development company (“BDC”) under the Investment Company Act of 1940, as amended. Pursuant to discussions with the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”), we understand that, based upon the specific facts and circumstances involved in this matter, the Staff will not object to the Fund’s use of its currently effective shelf registration statement on Form N-2 (File No. 333-275970) (the “Shelf Registration Statement”) or a future shelf registration statement on Form N-2 in reliance on General Instruction A.2 thereto, notwithstanding the Fund’s untimely filing of its definitive proxy statement on Schedule 14A, including the Part III information of Form 10-K (the “Proxy Statement”), within the 120-day period set forth in General Instruction G.(3) to Form 10-K.1 The Fund acknowledges that it is not seeking relief, nor is the Staff opining regarding, the Fund’s status as a well-known seasoned issuer.

[1]	General Instruction G.(3) to Form 10-K permits a BDC subject to the proxy rules to omit Part III information concerning corporate governance and related matters from the Form 10-K, if the information omitted from Part III is disclosed in the BDC’s proxy statement and if the proxy statement is filed with the Commission no later than 120 days from the end of the BDC’s fiscal year. In other words, the instruction permits forward incorporation by reference of the proxy statement into the already filed Form 10-K.

May 23, 2025 Page 2

The Fund initially filed the Shelf Registration Statement with the Commission on December 8, 2023 in reliance on General Instruction A.2 to Form N-2, and it was declared effective by the Staff on February 7, 2024. The primary purpose of the Shelf Registration Statement is to enable the Fund to publicly offer and sell its securities at various times, including pursuant to “at the market” offering programs.

General Instruction A.2. to Form N-2 provides that a BDC must, among other things, have timely filed all reports required to be filed pursuant to Section 12 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), during the twelve calendar months and any portion of a month immediately preceding the filing of the shelf registration statement pursuant to such general instruction. In addition, the BDC must evaluate its eligibility to continue to use a Form N-2 shelf registration statement in accordance with General Instruction A.2 each time it files a Form 10-K with the Commission. In this regard, the updating of an effective Form N-2 shelf registration statement through the incorporation by reference of a Form 10-K is the equivalent of filing a post-effective amendment to update the registration statement pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended. This means that if the BDC is not eligible to use a Form N-2 shelf registration statement pursuant to General Instruction A.2. thereto at the time of such updating because it no longer satisfies one of the Form N-2 shelf eligibility requirements set forth in General Instruction A.2 (including due to the failure to timely file a proxy statement that includes the Part III information of Form 10-K or a Form 10-K amendment that includes such Part III information), it would not be permitted to continue to use the Form N-2 shelf registration statement thereafter.

Since the Fund’s registration as a public reporting company under the Exchange Act effective March 2020, the Fund has timely filed all reports required to be filed pursuant to Section 12 of the Exchange Act.  In 2025, the filing of the Fund’s Proxy Statement was due by 5:30 p.m. ET on April 30, 2025, but unfortunately was “filed” with the Commission at 5:32 p.m. ET on April 30, 2025 (i.e., two minutes late) due to no fault of the Company. As a result, the Proxy Statement was deemed filed on May 1, 2025 and therefore “late” under the aforementioned requirements.

May 23, 2025 Page 3

This late filing occurred solely as a result of communication issues of the Fund’s outside legal counsel. As a result of these issues, the Fund’s outside legal counsel instructed the financial printer to file the Proxy Statement at 5:29 p.m. ET on April 30, 2025, resulting in the Proxy Statement being accepted for filing at 5:32 p.m. ET on April 30, 2025 and deemed filed on May 1, 2025. The Part III information deemed filed late consisted of disclosure related to directors, executive officers and corporate governance, executive compensation, beneficial ownership of the Company’s common stock, certain relationships and related transaction, and principal accountant fees and services (i.e., disclosure that is generally not “market moving”).

As discussed above, other than this untimely filing of the Proxy Statement, the Fund has timely filed all reports required to be filed pursuant to Section 12 of the Exchange Act since its registration as a public reporting company under the Exchange Act.

Pursuant to discussions with the Staff, and on the basis of the specific facts and circumstances in this matter, the Fund will implement the following remedial measures.

1.	Policies and Procedures. The Fund will revise its policies and procedures with respect to its Exchange Act filings to memorialize the Fund’s objective of seeking to complete such filings at least one hour before the specific time that such filings are due to the extent reasonably practicable under the circumstances in order to provide sufficient buffer to address issues similar to those discussed above.

2.	Chief Compliance Officer Report. In the quarterly and annual Chief Compliance Reports to the Board of Directors of the Fund (the “Board”), the Chief Compliance Officer will continue to report to the Board on the timeliness of the Fund’s Exchange Act filings.

Pursuant to discussions with the Staff, the Fund understands that the Staff will not object to the Fund’s continued use of the Shelf Registration Statement or the use of a future shelf registration statement on Form N-2 in reliance on General Instruction A.2 thereto, notwithstanding the Fund’s untimely filing of the Proxy Statement. The Fund acknowledges that it is not seeking relief, nor is the Staff opining regarding, the Fund’s status as a well-known seasoned issuer.

May 23, 2025 Page 4

If you have any questions or comments regarding the above, please contact me at (202) 261-2466 or harry.pangas@dechert.com, or Darius I. Ravangard at (202) 261-3345 or darius.ravangard@dechert.com.

On behalf of the Fund, thank you for your consideration of this request.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

cc:	Jay Williamson, U.S. Securities and Exchange Commission
Sarah Stanton, Trinity Capital Inc.
Michael Testa, Trinity Capital Inc.
Darius I. Ravangard, Dechert LLP